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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: January 19, 2007

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.            Press release, dated January 19, 2007, announcing José Luis Sáenz de Miera, 60, President of CEMEX’s Southern Europe, Middle East, Africa and Asia Region, has decided to retire from the company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CEMEX, S.A.B. de C.V.

(Registrant)

/s/ RAFAEL GARZA

Date: January 19, 2007	By:
Name: Rafael Garza
Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated January 19, 2007, announcing José Luis Sáenz de Miera, 60, President of CEMEX’s Southern Europe, Middle East, Africa and Asia Region, has decided to retire from the company.

Exhibit 1

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Eduardo Rendon (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX ANNOUNCES ORGANIZATIONAL CHANGES

MONTERREY, MEXICO, January 19, 2007 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that after a distinguished 12-year career, José Luis Sáenz de Miera, 60, President of CEMEX’s Southern Europe, Middle East, Africa and Asia Region, has decided to retire from the company.

The operations under his responsibility will be integrated into the current European Region, forming a single operating region to be called Europe, Middle East, Africa and Asia Region.

Effective as of today, this newly created operating region will be headed by Fernando A. González, President of the current European Region. Jose Luis Sáenz de Miera will remain with the company until February 28 to support and ensure a smooth transition to the new regional structure.

CEMEX´s other operating regions of North America and South America & the Caribbean, remain unchanged and will continue to be lead by their current Presidents, Francisco Garza and Juan Romero respectively.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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